Exhibit 4.3

AMENDMENT NO. 3 TO RIGHTS AGREEMENT

This Amendment No. 3 to Rights Agreement (this “Amendment”), which is effective March 31, 2010, is by and between MDRNA, Inc. (f/k/a Nastech Pharmaceutical Company Inc.) (the “Company”), and American Stock Transfer & Trust Company, LLC (the “Rights Agent”). Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to such terms in the Rights Agreement (as defined in the recitals below).

WHEREAS, the Company and the Rights Agent previously entered into that certain Rights Agreement dated February 22, 2000, as amended as of January 17, 2007 and March 17, 2010 (as so amended, the “Rights Agreement”) to provide for, among other things, certain preferred share purchase rights of the Company’s stockholders; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Board of Directors of the Company (the “Board”) is permitted to amend the Rights Agreement; and

WHEREAS, the Company, Calais Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Cequent Pharmaceuticals, Inc., a Delaware corporation (“Cequent”), are entering into an Agreement and Plan of Merger, dated as of March 31, 2010 (as it may be amended from time to time, the “Merger Agreement”), with respect to the acquisition of Cequent by the Company; and

WHEREAS, the Board has approved and declared advisable the Merger (as defined in the Merger Agreement), the Merger Agreement and the transactions contemplated by the Merger Agreement, and has declared that it is in the best interests of its stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, the Board has determined that it is in the best interests of the Company and its stockholders, and is consistent with the objectives of the Board in adopting the Rights Agreement, to amend the Rights Agreement to exempt the Merger, the Merger Agreement and all of the transactions contemplated by the Merger Agreement, from the application of the Rights Agreement; and

WHEREAS, pursuant to a resolution duly adopted, the Board authorized and directed the execution and delivery of this Amendment;

NOW, THEREFORE, in consideration of the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

1.	Amendments to Section 1.

(a) Section 1(a) of the Rights Agreement is hereby amended by adding the following sentence to the end of Section 1(a):

“Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person by reason of: (1) the approval, execution or delivery of the Merger Agreement or the Voting Agreements (as defined in the Merger Agreement); (2) the announcement or consummation of the Merger (as defined in the Merger Agreement); or (3) the consummation of any other transactions specifically contemplated by the Merger Agreement.”

(b) Section 1 of the Rights Agreement is hereby amended by adding the following definition in alphabetical order:

“Merger Agreement” shall mean that certain Agreement and Plan of Merger among the Company, Calais Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company, and Cequent Pharmaceuticals, Inc., a Delaware corporation, dated as of March 31, 2010, as it may be amended from time to time.”

3. Amendment to Section 15. Section 15 of the Rights Agreement is hereby amended by adding the following sentence at the end thereof:

“Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable right, remedy or claim under this Agreement in connection with any transactions contemplated by the Merger Agreement.”

4. New Section 34. The Rights Agreement is hereby amended by adding a new Section 34 to the end thereof as follows:

“Section 34. Merger Agreement. Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, no Distribution Date and no event described in Section 13, shall occur, or be deemed to occur, and no Rights shall be exercisable under this Agreement, by reason of: (1) the approval, execution or delivery of the Merger Agreement or the Voting Agreements (as defined in the Merger Agreement); (2) the announcement or consummation of the Merger; or (3) the consummation of any other transactions specifically contemplated by the Merger Agreement.”

5. Full Force and Effect. Except as expressly amended by this Amendment, the Rights Agreement shall remain in full force and effect, and all references to the Rights Agreement from and after such time shall be deemed to be references to the Rights Agreement as amended hereby. In the event of any conflict, inconsistency or incongruity between any provision of this Amendment and any provision of the Rights Agreement, the provisions of this Amendment shall govern and control for purposes of the subject matter of this Amendment only. This Amendment shall be construed in accordance with and as a part of the Rights Agreement, and all terms, conditions, representations, warranties, covenants and agreements set forth in the Rights Agreement and each other instrument or agreement referred to therein, except as herein amended, are hereby ratified and confirmed.

6. Effectiveness. This Amendment shall be deemed effective as of the date first written above as if executed on such date.

7. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

8. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9. Severability. The parties intend that this Amendment be enforced and interpreted as written. If, however, any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

10. Descriptive Headings. Descriptive headings of the several sections, subsections and provisions of this Amendment are inserted for convenience of reference only and shall not control or affect the meaning, interpretation or construction of any of the terms or provisions hereof.

11. Exhibits to the Rights Agreement. Exhibit B (“Form of Right Certificate”) and Exhibit C (“Summary of Rights to Purchase Preferred Shares”) to the Rights Agreement are hereby deemed to be amended in a manner consistent with this Amendment.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of this 31st day of March, 2010.

MDRNA, INC.

By:	/s/ Peter S. Garcia
Name:	Peter S. Garcia
Title:	Chief Financial Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Paula Caroppoli
Name:	Paula Caroppoli
Title:	Vice President